        June 21, 2010

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 21, 2010

File No. 333-165686

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of June 11, 2010.

General

1.

We note your response to prior comment 1. You state that there “are no written agreements regarding any relationship with OICco I or II.” Please also advise whether there are any oral agreements or other arrangements among the company, on the one hand, and OICco Acquisition 1 or OICco Acquisition II or their respective affiliates, on the other hand, with respect to the pursuit of a potential business combination or otherwise. File any such written agreements or description of oral agreements as exhibits to the registration statement, to the extent material.

There are no written or oral agreements with OICco Acquisition I. As for OICco II and III it is the intent of Ron Davis to present all available 419 entities to each prospective purchaser and let such purchaser decide which it prefers.

Prospectus Cover Page, page 3

2.

Please disclose on your cover page, as you have done elsewhere in the filing, the fixed price at which the selling shareholder will offer and sell his securities for the duration of the offering.

Fixed price disclosed.

3.

We note your response and revised disclosure in response to prior comment 2. As previously requested, please add disclosure on the cover page and elsewhere as appropriate to clarify that the resale offering of shares held by Mr. Davis (in addition to the primary offering of share by the company) is subject to the requirements of Rule 419 and that the proceeds from the resale of his shares will be deposited in the escrow account. See Securities Act Rules Compliance and Disclosure Interpretation 616.02. In addition, please remove from your cover page and from page 15 the sentence that states, “Disclosure regarding the proceeds and shares from Mr. Davis’ offering have been added.

Sentence removed and additional disclosure added.

4.

You disclose that you have not entered into a written agreement with Mr. Davis pursuant to which the shares held by him will be deposited into the escrow account. Please expand your Rule 419 discussion in the prospectus summary and disclosure elsewhere as appropriate to address how the selling shareholder is being required to comply with Rule 419 and the terms of the offering. In the regard, we note that Mr. Davis is not a party to the escrow agreement in his capacity as a selling shareholder. Revise the escrow agreement to include the selling shareholder as a party and to provide that he is subject to the applicable provisions of Rule 419. Alternatively, tell us, if it is your belief, how you determined that he is not required to be a party to the agreement. Please see Rule 419(b)(4).

Disclosure added.

5.

We refer to prior comment 3. Although you have replaced the phrase “sufficient number of shares” with a specified percentage, as suggested by our comment, you otherwise do not appear to have made meaningful changes to the disclosure contained in the penultimate paragraph on your cover page and the fifth paragraph on page 7. Please further revise these disclosures to ensure that they are written in plain English, as they continue to provide a legalistic recitation of certain elements of Rule 419 that makes the substance of the disclosure difficult to understand. Revise to provide a clear and concise explanation of the legal provisions you reference, avoiding unnecessary legal jargon and citations and focusing on the information that is material to an understanding of the offering and escrow arrangements. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K.

Additional plan English revisions made.

6.

We note your response to prior comment 6, in which you indicate that you have revised the escrow agreement to provide that the fees to the escrow agent will not be paid until after the minimum offering amount has been achieved. Please advise us of the provision in the escrow agreement that so provides. In this regard, we note that section 4 of the escrow agreement states that the “minimum fee shall be paid from the first Funds deposited.” Further, to the extent that a fee will be paid to the escrow agent from the escrowed funds upon the achievement of the minimum offering, please explain how this would be consistent with disclosure on your cover page and elsewhere in the prospectus that indicates that no funds will be released from escrow until such time as the offering is closed, which may occur after the achievement of the minimum offering amount. Revise your filing and/or escrow agreement as appropriate to ensure that they consistently and accurately address the deposit and release of funds in the escrow account.

Revised Escrow Agreement Attached.

Summary Information and Risk Factors

The Offering, page 7

7.

We note your responses to prior comments 12 and 50 relating to the escrow arrangements for the proceeds from the offering being registered. We note further that you propose to hold the offering proceeds along with other funds in counsel’s general client trust account at Bank of the West, and that the bank is not presently party to the escrow agreement. Your response to prior comment 50 does not, as requested, address each of the requirements in Rule 419(b)(1), including the requirement that if funds and securities are deposited into an escrow account maintained by an insured depository institution, the deposit account records of the insured depositary institution must provide that the funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with Section 330.1 of the regulations of the Federal Deposit Insurance Corporation. Refer to Rule 419(b)(1)(ii). You assert that Bank of the West is generally “aware that the funds [in the attorney client trust account] are held for the benefit of others,” but this assertion does not appear to address the specific requirements of Rule 419(b)(1)(ii). As previously requested, please provide us with a complete analysis showing how the proposed escrow arrangement meets all of the requirements of Rule 419(b)(1).

Revised Escrow Attached. ClearTrust LLC will now be providing the escrow.

8.

The last sentence of the third paragraph of this section indicates that you intend to issue the shares within 90 days after the completion of the offering. Please provide us with a legal analysis explaining why you believe that is consistent with the requirements of Rule 419 to issue the securities being registered in this offering up to 90 days following the completion of the offering.

Revised to disclose that shares will be issued within 5 business days of the receipt and clearance of investors subscriptions and payment.

Risk Factors

“No Audited Financial Statements Required Prior to Business Combination…” page 10

9.

In response to prior comment 17, relating to filing audited financial statements of a business combination target, you advise that such audited financial statements “will be required by OICco II at the time of the signing of the agreement which will be prior to the filing of the post effective amendment.” Please provide us with a detailed explanation of how the Company plans to comply in a timely manner with the requirements of Rule 419(d) and (e), given your apparent intention not to require audited financial statements of the target until execution of an acquisition agreement. In this regard, address specifically how you plan to comply with the requirement set forth in Rule 419(d) that the registrant “promptly” file a post effective amendment, including target financial statements if required by the applicable form and rule and regulations, in the event that a significant acquisition becomes probable during any period in which offers or sale are being made. Address also how you plan to comply with the requirement set forth in Rule 419(e) that the registrant file a post-effective amendment, including target financial statements if required by the applicable form and rules and regulations, “[u]pon execution” of an acquisition meeting the requirements specified in Rule 419(e)(1).

It is anticipated that any acquisition will not be deemed probable until the point of the signing of either an LOI or agreement. The audits will be required at this time in order to be included in the post effective amendment required by Rule 419. The Issuer does not anticipate seeking such acquisition until the point that the minimum offering has been exceeded and sales have ceased.

10.

Further, as previously requested in prior comment 17, if you believe that audited financial statements of the target will be required in a post-effective amendment required to be filed by Rule 419(d) or (e) only under certain circumstances, please explain.

Audited financial statements of the target will be required in all cases.

“Conflicts of Interest…,” page 11

11.

We refer to prior comment 20 and note the revisions you have made to this risk factor. As previously requested, in addition to naming the other business ventures of your sole officer and director, please also describe more specifically the nature of the conflicts of interest he may have as a result of these other business ventures. You should address conflicts of interest that may arise from Mr. Davis’s involvement with other blank check companies with respect to marketing the companies’ respective securities. You should also address conflicts of interest that may arise with respect to the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements arising from the concurrent service of your sole officer and director as an officer and director of one or more other blank check companies. These and any other material conflicts of interest should be discussed.

Revised.

12.

Please also ensure that the heading for this risk factor accurately summarizes the risks discussed. In this regard, as noted in the comment immediately above, it appears that the conflicts of interest of your sole officer and director may present other material risks besides potential “loss of business.”

Heading revised.

13.

As this risk factor is the first time in the prospectus that “OICco I and II” are mentioned, please refer to these entities using their full names and briefly describe them and Mr. Davis’s involvement with them. Please clearly identify these and any other blank check companies with which Mr. Davis is involved as blank check companies.

Full names included for OICco Acquisition I, Inc., OICco Acquisition II, Inc. and OICco Acquisition III, Inc.

14.

Please revise to explain what you mean by the statement that appear here and elsewhere in the filing, including on page 26 that “acquisition candidates will be selected based on their capitalization requirements.”

Reference removed.

Plan of Distribution, page 15

15.

We note the following disclosure in the sixth paragraph on page 16: “In the event that 18 months have passed from the date of the prospectus and no such acquisition has been consummated all funds shall be returned to investors.” However, you disclose elsewhere that 10% of the funds may be released from escrow upon completion of the offering, which would result in less than the full amount of the sales proceeds being returned to investors in the event that no acquisition meeting the requirements of Rule 419 has been consummated within 18 months of the date of the prospectus. Please revise to ensure consistent disclosure throughout the filing with respect to the release and return of escrow funds. See prior comment 5.

Revised for consistency.

16.

Please revise the statement in the second paragraph on page 16 that Mr. Davis “shall be deemed” an underwriter to state clearly that he is an underwriter with respect to the offering being registered. See prior comment 25.

Revised to state underwriter status.

17.

We re-issue prior comment 31. Your disclosure continues to suggest that the “escrow agreement shall terminate” once “either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering expires (or an additional 180 days if so extended by the Company), whichever event occurs first.” As previously requested, please revised to ensure that you provide consistent and accurate disclosure with respect to the effective period of the escrow agreement.

Revised for consistency.

Legal Proceedings, page 19

18.

We note the following administrative order relating to Mr. Davis available at www.lexis.com: “In the Matter of: Caffe’ Diva Group, Ltd. Vista Consulting, New England International Surety, Ronald Davis, and Steven Bolen, Respondents,” No. A-02-0005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS 5, October 29, 2002. Please provide the information called for by Item 401(f) of Regulation S-K with respect to Mr. Davis’ involvement in these and any other legal proceedings within the past 10 years for which Item 401(f) disclosure is required, or provide us with a detailed explanation of why you believe no such disclosure is required.

Disclosure added.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 21

19.

We note your revised disclosure that the company “will upon effectiveness be required to file periodic reports as required by Item 15(d) [sic] of the Exchange Act and also the Company intends to file a form 8A registering the company under the Exchange Act.” Please clarify when the company intends to file the Form 8-A and indicate the class of securities that you will be registering, as well as the section of the Exchange Act pursuant to which you will be registering such class of securities. If the company intends to register its common stock under Section 12(g) concurrently with the pending registration statement on Form S-1, following effectiveness of its registration statements on Form S-1 and Form 8-A the company will be required to file reports pursuant to Section 13 of the Exchange Act, instead of Section 15(d). Please revise accordingly, or advise.

Revised.

Directors, Executive Officers, Promoters and Control Persons, page 24

General

20.

We re-issue prior comment 35. As requested, please add to your management disclosure a separately-captioned conflicts of interest section that –in addition to identifying the other business ventures with which Mr. Davis is involved—discusses the nature of the potential conflicts of interest relating to the company that arise from multiple affiliations of your sole officer and director. For each other entity with which he is involved, including Rangeford Resources, Inc., state the priority and preference that it has vis-à-vis OICco Acquisition II with respect to the presentation of business opportunities. Explain more clearly how it will be determined which blank check company with which Mr. Davis is affiliated will be presented with potential acquisition opportunities. For example, the meaning of the following disclosure on page 26 is unclear: “On rare occasions, a Company with a later effective date may have to be used with a merger candidate due to capitalization requirements though Mr. Davis expects this scenario will happen infrequently [sic].”

Separate Caption Added.

21.

We note your response to prior comment 37 relating to the doctrine of corporate opportunities under Delaware law as it applies to the blank check companies with which your sole officer, director and shareholder is involved. You state that the effectiveness date of the registration statements of the blank check companies with which Mr. Davis is involved “will play a pivotal role as to which blank check company will be presented first,” but you do not appear to address clearly the doctrine of corporate opportunities and how your sole officer, director and shareholder will execute this aspect of his fiduciary duty of loyalty to the company under Delaware law. Given that he will be spending only a fraction of his time working for OICco Acquisition IV and that he is involved in at least one other blank check company that will have a similar business purpose as the company (i.e. locating and consummating a business combination with an entity in any industry), please provide an analysis of the application of the doctrine of corporate opportunities under Delaware law to Mr. Davis and the discharge of his responsibilities in identifying and presenting business opportunities to the company. Provide appropriate risk factor disclosure.

All blank check companies of which Mr. Davis has an affiliation have now passed a resolution under Delaware Section 122(17) which permits a corporation to “renounce…any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

Executive Compensation, page 27

22.

We re-issue prior comment 40. You continue to state that no compensation has been awarded any officer, director or employee since the company’s inception. However, your disclosure on page II-1 indicates that on December 31, 2009, the company issued to Mr. Davis 8 million shares of common stock in exchange for his payment of expenses on behalf of the company and for services he provided. Item 402(m)(1) generally requires disclosure of all compensation awarded to, earned by or paid to your named executive officer “for all services rendered in all capacities” to the company. Please revise your executive compensation disclosure to reflect the stock issuances to Mr. Davis, or tell us why you believe such disclosure is not required.

Revised.

Audited Financial Statements for the period ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

23.

In response to prior comment 42, it appears that your auditors revised their Report of Independent Registered Public Accounting Firm by replacing the reference to the audit for the year ended December 31, 2009 with a reference to the audit for the period from inception through December 31, 2009. The audit opinion should reflect audits covering the financial statement periods included in your registration statement. In this regard, you include a Statement of Operations and a Statement of Cash Flows for the period ended December 31, 2009 in addition to the period from inception through December 31, 2009. If you continue to include these financial statements in your registration statement, please amend your filing to include an audit opinion that separately reference the audit of your financial statements for the year ended December 31, 2009 and the period from inception on December 22, 2009 through December 31, 2009. Alternatively, you may remove the Statement of Operations and the Statement of Cash Flows for the period ended December 31, 2009 since it is consistent with the period from inception through December 31, 2009.

Please see updated financials.

Note A—Summary of Significant Accounting Policies

Recently issued Accounting Pronouncements, F-8

24.

We note that you revised your disclosure in response to prior comment 44 to reflect the fact that you adopted The FASB Accounting Standards Codification. However, we note you continue to reference SFAS 7 on pages F-7 and F-15, SFAS 165 and 166 on pages F-8 and F-16, and SFAS 167 on pages F-9 and F-17. Therefore, in future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10. In this regard, it is no longer appropriate to reference legacy FASB statements.

Please see updated financials.

Unaudited Financial Statements for the period ended March 31, 2010

General

25.

We note on page F-1 that your financial statements for the period ended March 31, 2010 were unaudited. Please revise your registration statement to label each of the financial statements and footnotes as “unaudited” for the three month period ended March 31, 2010.

Revised.

Balance Sheets, page F-11

26.

Rule 8-03 of Regulation S-X requires a balance sheet as of the end of your most recent fiscal quarter and a balance sheet as of the end of your most recent fiscal year. Please revise your financial statements to comply with the requirements of Rule 8-03 of Regulation S-X by including a balance sheet as of March 31, 2010 and December 31, 2009.

Revised.

Statement of Operations page F-12

27.

Based upon the requirements of Rule 8-03 of Regulation S-X, your Statements of Operations should reflect the interim period from the end of your most recent fiscal year through the most recently completed quarter and the comparable period during the prior year, in addition to the period from inception through the most recently completed quarter. Please tell us how you complied with these requirements. In this regard, we note that the expenses and net loss reported on your Statement of Operations for the period ended March 31, 2010 are equal to the expenses and net loss incurred during 2009; however, there was no change in accumulated deficit from December 31, 2009 to March 31, 2010. Revise your financial statements and other financial information included elsewhere in the filing as appropriate. Please also revise the heading of the interim financial statements to specify the period covered, by including the “Three Months Ended March 31, 2010” in the heading as opposed to the “Period Ended March 31, 2010.”

Revised.

Statement of Changes in Stockholders’ (Deficit) Equity, page F-13

28.

We refer to the Stockholders Deficit balances of $0 and $5,188 as of December 31, 2009 and March 31, 2009 respectively. We note that your Statement of Changes in Stockholders (Deficit) Equity does not reflect any transactions from December 31, 2009 through March 31, 2010. Therefore, please revise the total column in your Statement of Changes in Stockholders’ (Deficit) Equity to present a zero balance as of March 31, 2010 or tell us why such revision is unnecessary.

Revised.

Statement of Cash Flows, page F-14

29.

We note that you provided Statements of Cash Flows for the periods “ended March 31, 2009” and “from December 22, 2009 (inception) to March 31, 2009.” Please revise your filing to include Statements of Cash Flows for the periods required by Rule 8-03, as discussed above, including the three months ended March 31, 2010 and the period from inception through March 31, 2010.

Revised.

Notes to the Financial Statements, page F-15

30.

We note that the heading of the footnotes to your financial statements references the inception period of December 22, 2009 to March 31, 2010. Additionally, the disclosure included on page F-15 under the “Organization, Nature of Business and Trade Name” section states that you were incorporated on December 22, 2009. However, we note that your audited financial statements for the year ended December 31, 2009 indicate that your inception date was December 21, 2009. Please revise your disclosures here and throughout the filing to ensure that the inception date is consistently disclosed.

Revised.

Exhibit 23. Consent of Independent Auditor

31.

We note that the consent issued by Sam Kan & Company continues to reference their consent to the incorporation by reference in the financial statements of their reports dated May 10, 2010. We further note that the financial statements are included in this registration statement and therefore, are not incorporated by reference. Therefore, we re-issue prior comment 49 to include an amended consent that reflects that the Report of Independent Registered Accounting Firm is included in this registration statement.

Updated consent attached.

Exhibit 991. Escrow Agreement

32.

You indicate in your response to prior comment 51 that you have revised the escrow agreement to provide that all offering proceeds will be returned to investors from the escrow account in the event that the minimum offering amount is not raised within 180 days (or 360 days if the company extend the offering period), as disclosed in the prospectus. However, we are unable to locate a revised provision to this effect in the escrow agreement. Please advise or revise as appropriate.

Revised new escrow agreement attached.

Very truly yours,

/s/ Ronald Davis

Ronald Davis, President